UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-40876

IHS Holding Limited

(Exact Name of Registrant as Specified in Its Charter)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 25, 2026 IHS Holding Limited (the “Company”) issued (1) an announcement regarding the sale of an additional U.S.$200,000,000 principal amount of its 7.875% Senior Notes due 2030 (the “New Notes Announcement”), and (2) a conditional notice of redemption of the Company’s outstanding 5.625% Senior Notes due 2026 (the “Redemption Notice”). The New Notes Announcement and the Redemption Notice are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, hereto.

Exhibit No.	Description

99.1	New Notes Announcement

99.2	Redemption Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: August 25, 2026	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer